

July 24, 2012

Via E-mail
Robert L. Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

Re: Valassis Communications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended
Filed February 27, 2012
Form 8-K filed April 26, 2012
File No. 1-10991

Dear Mr. Recchia:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

3. Long-Term Debt, page 45
Senior Secured Credit Facility, page 46

1. It appears that the Senior Secured Credit Facility, which you entered into on June 27, 2011, contains put and call provisions as indicated in the penultimate paragraph to Note 3. Please disclose the substantive terms of such provisions and your basis for accounting in the financial statements.

5. Income Taxes, page 51

2. With a view towards expanded footnote disclosure, tell us the nature of the partnership(s) associated with tax losses reported on page 53.

8. Gain from Litigation Settlement, page 56

3. We note that your subsidiary, Valassis Direct Mail, Inc., entered into a 10-year shared mail distribution agreement with News Marketing In-Store Services, Inc. in connection with your Settlement Agreement with the News Group. With a view towards expanded footnote and MD&A disclosure, please respond to each of the following questions regarding this agreement.
    a. Tell us the specific terms of the distribution agreement.
    b. Explain to us if these terms were market terms and compare them to what you charge other parties for these services.
    c. Tell us if it was unusual for you to enter into an agreement such as this, covering a ten year period, or are there other instances where you have entered into similar agreements covering a similar multiple-year period.
    d. Explain your accounting for this agreement, including but not limited to revenue recognition.
    e. And quantify for us the impact of the services provided under this agreement on your income statement, i.e. amounts of revenues and gross margins earned since the inception of the agreement.

Form 8-K filed April 26, 2012
Exhibit 99.1, pages 4-5

4. We note that you reported diluted cash EPS, which is a non-GAAP liquidity measure per share. We believe it is not appropriate to present a non-GAAP liquidity measure per share in your filings with us, including your Form 8-K earnings releases. Further, it is not a performance measure which is suggested by your reconciliation of diluted cash per share to net earnings per share as reported. Please revise in future filings to delete the diluted cash per share presentation, including a Full Year Diluted Cash EPS Guidance. We refer you to the guidance in Question 102.05 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director